Exhibit 99.1

FIRST QUARTER 2015 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2015 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2015 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, February 25, 2015—Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,456 million for the first quarter ended January 31, 2015, up $364 million or 17% from the prior year, and up $123 million or 5% from the prior quarter. Net income was up $272 million or 12%(1), excluding specified items in the prior year as noted below. Our results were primarily driven by record earnings in Personal & Commercial Banking and strength in Capital Markets due to strong trading results and M&A activity. Our performance this quarter also reflects record results in Investor & Treasury Services, continued strength in Insurance and solid earnings in Wealth Management. Credit quality also remains strong with a PCL ratio of 0.24%. Today we announced an increase to our quarterly dividend of $0.02 or 3% to $0.77 per share.

“We delivered a record first quarter, with earnings of over $2.4 billion, reflecting the strength of our franchise and our commitment to serving our clients,” said Dave McKay, RBC President and CEO. “Looking ahead, we are confident that our diversified business model, with our strong risk and cost management capabilities, positions us well to navigate macroeconomic headwinds in Canada and continue to capitalize on opportunities created by the changing environment.”

Q1 2015 compared to Q1 2014

•    Net income of $2,456 million (up 17% from $2,092 million)

•    Diluted earnings per share (EPS) of $1.65 (up $0.27 from $1.38)

•    Return on common equity (ROE)(2) of 19.3% (up from 18.1%)

•    Basel III Common Equity Tier 1 (CET1) ratio of 9.6%

Q1 2015 compared to Q4 2014 • Net income of $2,456 million (up 5% from $2,333 million) • Diluted EPS of $1.65 (up $0.08 from $1.57) • ROE of 19.3% (up from 19.0%)

Excluding specified items(1): Q1 2015 compared to Q1 2014 • Net income of $2,456 million (up 12% from $2,184 million) • Diluted EPS of $1.65 (up $0.21 from $1.44) • ROE of 19.3% (up from 18.9%)

Specified items(1), as detailed on page 3, include the loss of $60 million (before-and after-tax) related to the sale of RBC Jamaica, as well as provisions of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, both in Q1 2014.

Q1 2015 Business Segment Performance

Personal & Commercial Banking net income was a record $1,255 million, up $184 million or 17% compared to last year. Excluding the specified items last year in the Caribbean as noted above, net income was up $92 million or 8%(1). Canadian Banking net income was a record $1,220 million, up $83 million or 7% compared to last year, driven by strong fee-based revenue growth of 13% and solid volume growth of 5%. Caribbean & U.S. Banking net income was $35 million, reflecting our ongoing efficiency management activities and implementation of full-service pricing across the Caribbean.

Compared to last quarter, Personal & Commercial Banking net income was up $104 million or 9%. Caribbean & U.S. Banking net income was up $94 million as the prior quarter included higher PCL and a provision related to restructuring. The implementation of full-service pricing across the Caribbean also contributed to the increase. Canadian Banking net income was up $10 million or 1% compared to last quarter, reflecting volume growth across most businesses. Our results last quarter included favourable net cumulative accounting adjustments of $55 million ($40 million after-tax).

Wealth Management net income of $230 million was down $5 million or 2% from last year, as higher earnings from growth in average fee-based client assets were more than offset by additional restructuring costs of $42 million ($27 million after-tax) related to our U.S. and International Wealth Management businesses. Compared to last quarter, net income was down $55 million or 19%, mainly due to higher costs in support of business growth and additional restructuring costs as noted above, partially offset by semi-annual performance fees in the current quarter.

[1]	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 3 of this Earnings Release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q1 2015 Report to Shareholders

Insurance net income of $185 million increased $28 million or 18% from last year, mainly due to higher earnings from two new U.K. annuity contracts, favourable policyholder experience, higher market-related investment gains and lower net claims costs in Canadian Insurance. These factors were partially offset by a change in Canadian tax legislation impacting certain foreign affiliates. Compared to last quarter, net income was down $71 million or 28%, as last quarter included favourable actuarial adjustments reflecting management actions and assumption changes as well as a favourable cumulative adjustment related to outstanding claims in our life retrocession business. The tax change noted above also contributed to the decrease.

Investor & Treasury Services net income was a record $142 million, up $36 million or 34% from last year, primarily due to increased client activity in our foreign exchange businesses, reflecting favourable market conditions and increased volatility. Higher custodial fees also contributed to the increase. Compared to last quarter, net income was up $29 million or 26%, largely driven by increased client activity in our foreign exchange forwards business, and higher funding and liquidity results.

Capital Markets net income of $594 million increased $89 million or 18% from last year, driven by solid revenue growth across most trading businesses, reflecting increased client activity from improved market conditions including increased volatility. We also had higher M&A activity and solid growth in our U.S. and European loan book. Compared to last quarter, net income was up $192 million or 48%, driven by revenue growth across our trading businesses, partially offset by higher variable compensation. The prior quarter was unfavourably impacted by the implementation of valuation adjustments related to funding costs on uncollateralized OTC derivatives and the exiting of certain proprietary trading strategies to comply with the Volcker Rule. The favourable impact of foreign exchange translation also contributed to the increase over both periods.

Corporate Support net income was $50 million, largely reflecting a gain on sale of a real estate asset and asset/liability management activities. Net income last year was $18 million, also largely reflecting asset/liability management activities.

Capital – As at January 31, 2015, Basel III CET1 ratio was 9.6%, down 30 bps compared to last quarter, as internal capital generation was more than offset by higher risk-weighted assets reflecting both foreign exchange translation and business growth. Our foreign exchange hedging activities offset some of the growth in risk-weighted assets.

Credit Quality – Total PCL of $270 million decreased $22 million or 8% from a year ago, largely reflecting lower provisions in Canadian Banking and Wealth Management. PCL was down $75 million or 22% from last quarter, mainly due to lower provisions in the Caribbean and Capital Markets. Our PCL ratio was 0.24%, down 3 bps compared to last year and down 7 bps compared to last quarter.

Non-GAAP measures

Results and measures excluding specified items are non-GAAP measures. Specified items comprise a loss of $60 million (before and after-tax) related to the sale of RBC Jamaica, along with provisions of $40 million ($32 million after-tax) related to post-employment benefits and restructuring charges in the Caribbean, both in Q1 2014.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods. For further information refer to the Key Performance and non-GAAP measures section of our Q1 2015 Report to Shareholders.

Non-GAAP Measures
	For the three months ended January 31, 2014
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted
Consolidated
Net income	$2,092	$60	$32	$2,184
Basic EPS	$1.39	$0.04	$0.02	$1.45
Diluted EPS	$1.38	$0.04	$0.02	$1.44
ROE	18.1%			18.9%

Personal & Commercial Banking
Net income	$1,071	$60	$32	$1,163

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report and in the Risk management section of our Q1 2015 Report to Shareholders; anti-money laundering; growth in wholesale credit; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media, environmental and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report, as updated by the Overview section in our Q1 2015 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report to Shareholders and in the Risk management section of our Q1 2015 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q1 2015 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday February 25th, 2015 at 8:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-888-789-9572, passcode 2314386#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EST) on February 25th, 2015 until May 26th, 2015 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 3252145#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Sandra Nunes, Senior Manager, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Stephanie Phillips, Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 39 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.